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02006685

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8 - 48552

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CAMBRIDGE INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRONCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 RIVERSIDE AVENUE
(No. And Street)

WESTPORT,	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOANNE BARTMESS (203) 227-0313
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, WILLIAM H. WEBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMBRIDGE INTERNATIONAL SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

My Commission Expires March 31, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

CAMBRIDGE INTERNATIONAL SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

CAMBRIDGE INTERNATIONAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

CAMBRIDGE INTERNATIONAL SECURITIES
FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors of
Cambridge International Securities, Inc.:

We have audited the accompanying statement of financial condition of Cambridge International Securities, Inc. (the "Company") as of December 31, 2001, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge International Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates, L.L.P.

New York, New York
February 12, 2002

CAMBRIDGE INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 375,645
Receivable from clearing broker	1,893,924
Prepaid expenses	8,966
Securities owned	7,471
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $120,642)	19,019
Security deposit and other assets	387,932
TOTAL ASSETS	$ 2,692,957

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Deferred compensation	$ 28,333
Accrued expenses payable	340,407
Total Liabilities	370,740
Shareholders' Equity:	
Common stock, no par value, 1,500 shares authorized, 1,500 shares issued and outstanding	1,000
Additional paid-in capital	103,091
Retained earnings	2,218,216
Total Shareholders' Equity	2,322,217
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,692,957

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE INTERNATIONAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Principal transactions	$ 9,105,438
Commission income	39,289
Interest income	59,092
TOTAL REVENUES	$ 9,203,811
Expenses:	
Employee compensation and benefits	$ 5,903,813
Clearance and brokerage	210,472
Marketing, public relations, and travel	108,063
Regulatory fees	10,968
Office expenses	56,973
Communications	170,717
Rent	135,693
Professional fees	152,548
Insurance	1,313
Depreciation and amortization	23,505
Miscellaneous and reimbursed expenses	34,442
Payroll taxes	129,557
Repairs and maintenance	26,087
TOTAL EXPENSES	$ 6,964,151
NET INCOME	$ 2,239,660

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE INTERNATIONAL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ -	$ 254,091	$ (21,534)	$ 232,557
Add: Net Income	-	-	2,239,660	2,239,660
Less: Capital (withdrawal)	1,000	(151,000)	-	(150,000))
Balance, December 31, 2001	$ 1,000	$ 103,091	$ 2,218,126	$ 2,322,217

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE INTERNATIONAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net income		$ 2,239,660
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 23,505	
Increase in receivables	(1,764,666)	
Increase in securities owned	(4,171)	
Increase in other assets	(370,000)	
Increase in liabilities	331,024	
Total adjustments		(1,784,308)
Net Cash Provided by Operating Activities		455,352
Cash Flows from Investing Activities:		
Purchase of furniture, fixtures and equipment		(18,436)
Net Cash Used in Investing Activities		(18,436)
Cash Flows from Financing Activities:		
Stock issuance		1,000
Capital withdrawal		(151,000)
Net Cash Used in Financing Activities		(150,000)
INCREASE IN CASH		286,916
Cash and Cash Equivalents at Beginning of Year		88,729
Cash and Cash Equivalents at End of Year		$ 375,645

Supplemental Cash Flows Disclosure:

Income taxes	$ 434
Interest expense	$ 42,101

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE INTERNATIONAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

Cambridge International Securities, Inc., (the "Company"), is a registered broker-dealer, which primarily serves institutional clients by providing trading and brokerage services.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Its clearing broker, BNY Clearing Services, LLC, pursuant to the clearance agreement, performs the clearing and depository operations for the Company's proprietary transactions. At December 31, 2001, the receivable from the brokers and dealers reflected on the statement of financial condition was substantially in cash and due from this clearing broker.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Depreciation and amortization are provided for in accordance with generally accepted accounting principles.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased, to be cash equivalents.

NOTE 3. INCOME TAXES

The Company has elected to be taxed as a subchapter S corporation pursuant to the Internal Revenue Code. As such, it is exempt from Federal and Connecticut state corporate taxes.

NOTE 4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2001, the Company had net capital of $1,869,686 and excess net capital of $1,769,686.

NOTE 5. COMMITMENTS

The Company has a noncancellable lease on its office that expires in 2003. Future minimum lease payments under the lease total $197,000 and are payable as follows:

2002	$ 123,000
2003	74,000
Total	$ 197,000

NOTE 6. PENSION PLANS

The Company maintains non-contributory profit sharing and money purchase plans covering all full-time employees who qualify as to age and length of service. It is the Company's policy to make contributions to the plans as provided annually by the board of directors. Contributions for 2001 were $178,500.

NOTE 7. STOCK OPTIONS

The company has granted an employee an option to purchase 100 shares of the company's common stock at $1.00 per share. The option is exercisable in the event of the sale of the company.

SUPPLEMENTAL INFORMATION

CAMBRIDGE INTERNATIONAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Credits:		
Total Shareholders' Equity		$ 2,322,217
Debits:		
Prepaid assets	$ 8,966	
Security deposit & other assets	387,932	
Warrants	3,300	
Fixed assets	19,019	
Receivable from clearing broker	1,256	
Total Debits		420,473
Net Capital before Haircuts on Securities		1,901,744
Haircuts on Securities		(32,058)
Net Capital per Rule 15c3-1		1,869,686
Minimum net capital requirement		100,000
Excess Net Capital		$ 1,769,686
Aggregate Indebtedness		
Ratio of Aggregate Indebtedness to Net Capital		.20 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

CAMBRIDGE INTERNATIONAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2001

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of the Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT OF INTERNAL ACCOUNTING CONTROL

To the Shareholders and Board of Directors of
Cambridge International Securities, Inc.:

In planning and performing our audit of the financial statements of Cambridge International Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Cambridge International Securities, Inc. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio + Associates, L.L.P.

New York, New York
February 12, 2002